Exhibit 99.1

Corporación América Airports S.A. Reports February 2023 Passenger Traffic

Total passenger traffic up 35.5% YoY reaching 88% of pre-pandemic levels;

Armenia and Ecuador above February 2019 levels, while Argentina and Brazil at 91% and 82%, respectively

LUXEMBOURG--(BUSINESS WIRE)--March 17, 2023--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) a leading private airport operator in the world, reported today a 35.5% YoY increase in passenger traffic in February 2023, reaching 88.1% of February 2019 levels.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2022)
Statistics	Feb'23	Feb'22	% Var.	YTD’23	YTD'22	% Var.
Domestic Passengers (thousands)	3,241	2,656	22.0%	6,880	5,510	24.9%
International Passengers (thousands)	1,899	1,094	73.6%	4,035	2,201	83.3%
Transit Passengers (thousands)	519	425	21.9%	1,250	1,025	22.0%
Total Passengers (thousands)	5,659	4,175	35.5%	12,166	8,736	39.3%
Cargo Volume (thousand tons)	25.4	25.4	-0.2%	51.7	50.5	2.4%
Total Aircraft Movements (thousands)	60.6	48.8	24.1%	129.7	99.6	30.3%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2019)
Statistics	Feb'23	Feb'19	% Var.	YTD’23	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	3,241	3,590	-9.7%	6,880	7,600	-9.5%
International Passengers (thousands)	1,899	2,107	-9.9%	4,035	4,487	-10.1%
Transit Passengers (thousands)	519	729	-28.8%	1,250	1,578	-20.8%
Total Passengers (thousands)	5,659	6,426	-11.9%	12,166	13,666	-11.0%
Cargo Volume (thousand tons)	25.4	33.8	-24.9%	51.7	66.8	-22.6%
Total Aircraft Movements (thousands)	60.6	66.5	-9.0%	129.7	141.2	-8.1%

(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic grew 35.5% compared to the same month of 2022, supported by an ongoing recovery in travel demand after the Covid-19 pandemic, as reflected by higher load factors and the gradual resumption of routes and frequencies across all countries of operations. Overall passenger traffic reached 88.1% of February 2019 levels, down from the 89.9% posted in January, with international and domestic passenger traffic reaching 90.1% and 90.3% of February 2019 levels, respectively.

In Argentina, total passenger traffic continued to recover increasing 40.2% YoY and reaching 91.3% of February 2019 levels, slightly down from the 93.0% posted in January. International passenger traffic reached 77.8% of pre-pandemic levels, in line with the 77.7% recorded in January, while domestic passenger traffic reached 99.3% of February 2019 pre-pandemic levels.

In Italy, passenger traffic grew 54.6% versus the same month of 2022. When compared to pre-pandemic levels, total traffic stood at 89.8% of February 2019, down from the 91.9% posted in January, with international passenger traffic, which accounted for almost 75% of total traffic, reaching 93.0% of February 2019 levels, up from the 92.6% recorded in January.

In Brazil, total passenger traffic increased 13.3% YoY, and reached 82.4% of February 2019 levels, down from 85.3% recorded in January. Domestic traffic, which accounted for more than 60% of total traffic, improved to 93.2% of pre-pandemic levels whereas transit passengers reached 68.4% of February 2019 levels.

In Uruguay, total passenger traffic, which is largely international, increased 50.4% YoY and reached 72.8% of February 2019 levels, down from the 74.4% posted in January, partly impacted by a weaker-than-expected seasonal tourism, in Punta del Este.

In Ecuador, passenger traffic increased 29.1% YoY and surpassed pre-pandemic levels by 0.7%. International passenger traffic exceeded pre-pandemic levels by 5.6%, whereas domestic passenger traffic reached 96.8% of February 2019 pre-pandemic levels.

In Armenia, passenger traffic surpassed pre-pandemic levels for the tenth consecutive month, at 191.5% of February 2019 figures. On a YoY basis, passenger traffic increased 91.1%.

Cargo Volume and Aircraft Movements

Cargo volume remained unchanged YoY and reached 75.1% of February 2019 levels, or to 76.0% when adjusting for the discontinuation of operations in Peru. Cargo volumes in Armenia, Uruguay and Italy were above pre-pandemic levels, whereas Argentina, Brazil and Ecuador stood at 74.6%, 57.3% and 67.1%, respectively. Around 80% of cargo volume originated in Argentina, Ecuador and Brazil.

Aircraft movements increased 24.1% YoY reaching 91.0% of February 2019 levels, or 94.1% when adjusting for the discontinuation of operations in Peru. Around 85% of aircraft movements originated in Argentina, Brazil and Ecuador, which reached 92.2%, 92.1% and 93.2% of February 2019 levels, respectively. Aircraft movements in all countries of operations were above 90% of February 2019 levels, with Armenia exceeding pre-pandemic levels by 78.2%, except for Italy that stood at 86.8%.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2022)

	Feb'23	Feb'22	% Var.	YTD'23	YTD'22	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,204	2,285	40.2%	6,789	4,558	48.9%
Italy	386	250	54.6%	809	440	83.7%
Brazil	1,252	1,105	13.3%	2,844	2,632	8.1%
Uruguay	154	102	50.4%	337	216	56.0%
Ecuador	344	267	29.1%	705	509	38.5%
Armenia	319	167	91.1%	682	381	79.1%
TOTAL	5,659	4,175	35.5%	12,166	8,736	39.3%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	12,736	13,330	-4.5%	26,095	26,968	-3.2%
Italy	1,056	1,217	-13.2%	2,108	2,373	-11.2%
Brazil	4,839	4,579	5.7%	9,796	8,606	13.8%
Uruguay(2)	2,076	2,025	2.5%	4,061	4,095	-0.8%
Ecuador	2,434	2,852	-14.6%	5,181	5,982	-13.4%
Armenia	2,257	1,444	56.3%	4,505	2,494	80.7%
TOTAL	25,398	25,446	-0.2%	51,746	50,517	2.4%
Aircraft Movements
Argentina	33,554	26,449	26.9%	71,196	51,679	37.8%
Italy	3,732	2,978	25.3%	7,845	6,000	30.8%
Brazil	11,711	10,004	17.1%	25,313	22,281	13.6%
Uruguay	2,712	2,384	13.8%	6,479	5,215	24.2%
Ecuador	6,099	5,630	8.3%	12,730	11,306	12.6%
Armenia	2,765	1,347	105.3%	6,145	3,099	98.3%
TOTAL	60,573	48,792	24.1%	129,708	99,580	30.3%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2019)

	Feb'23	Feb'19	% Var.	YTD'23	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,204	3,509	-8.7%	6,789	7,362	-7.8%
Italy	386	429	-10.2%	809	889	-9.1%
Brazil	1,252	1,521	-17.6%	2,844	3,387	-16.0%
Uruguay	154	211	-27.2%	337	458	-26.4%
Ecuador	344	342	0.7%	705	695	1.5%
Armenia	319	167	91.5%	682	379	80.0%
Peru		247	-	-	496	-
TOTAL	5,659	6,426	-11.9%	12,166	13,666	-11.0%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	12,736	17,067	-25.4%	26,095	35,911	-27.3%
Italy	1,056	990	6.7%	2,108	2,017	4.5%
Brazil	4,839	8,441	-42.7%	9,796	14,483	-32.4%
Uruguay(2)	2,076	1,916	8.4%	4,061	4,036	0.6%
Ecuador	2,434	3,626	-32.9%	5,181	7,358	-29.6%
Armenia	2,257	1,368	65.0%	4,505	2,227	102.3%
Peru	-	418	-	-	787	-
TOTAL	25,398	33,824	-24.9%	51,746	66,820	-22.6%
Aircraft Movements
Argentina	33,554	36,403	-7.8%	71,196	76,543	-7.0%
Italy	3,732	4,302	-13.2%	7,845	8,946	-12.3%
Brazil	11,711	12,710	-7.9%	25,313	27,380	-7.5%
Uruguay	2,712	2,848	-4.8%	6,479	6,789	-4.6%
Ecuador	6,099	6,545	-6.8%	12,730	13,699	-7.1%
Armenia	2,765	1,552	78.2%	6,145	3,500	75.6%
Peru	-	2,174	-	-	4,338	-
TOTAL	60,573	66,534	-9.0%	129,708	141,195	-8.1%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2022, Corporación América Airports served 65.6 million passengers, 83.7% above the 35.7 million passengers served in 2021 and 22.1% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716